Exhibit 99.1

CLIK Upgrades Care U into a Full Premium Silver-Economy Platform: Live Central Clinic Adds Rehabilitation from Day One, Lifts Margin, and Sets the Hong Kong Model for Mainland China

●	Service upgrade — tailor-made outreach nursing plus rehabilitation, a full recovery service for seniors
●	Margin from day one — an already-trading clinic, plus in-house physiotherapy replacing outsourced hours
●	Premium standard set in Hong Kong, then the same model into Mainland China

Hong Kong, October 7, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced that Care U, its premium senior-care brand, is adding a live rehabilitation layer and becoming a more complete silver-economy platform. Through a new Hong Kong joint-venture company, Care U Rehabilitation Services Company Limited, an already-operating physiotherapy clinic will continue operating seamlessly as Care U Rehabilitation Centre, which serves as the Group’s Central Clinic (the “Central Clinic”).

This is a brand upgrade, a margin move, and the Hong Kong proof point for Mainland China. Care U’s outreach is not a new physiotherapy desk. It is a long record of one-to-one nursing, home care and medical escort, now joined to a live rehabilitation centre. Together they are a full recovery service: tailor-made nursing plus rehab, in the clinic or at home. Designed rehab packages sit beside the nursing plan. A senior can leave hospital with a Care U escort, start rehab at the centre or at home, and stay on Care U nursing without changing provider.

Three things this does

●	It makes Care U a full recovery service. The depth is outreach nursing, not only physiotherapy. Care U already delivers tailor-made nursing, home care and escort where the senior lives. The Central Clinic adds rehabilitation under the same name — designed packages, clinic sessions and home physiotherapy. Post-stroke rehab and hospital-discharge support are examples of a wider book. Nursing and rehab are planned together, so the client does not change provider between recovery and daily care. Families, insurers and Community Care Service Voucher (“CCSV”) households stay inside Care U from escort and discharge, through clinic or home physiotherapy, and on to nursing.

●	It is expected to lift gross margin from day one. The contributed centre is already trading. Combined with Care U’s existing physiotherapy book and home-visit network, the unit is expected to be cash-generative from Completion. In-house centre sessions and employed physiotherapists replace third-party outsourcing on a growing share of Care U cases. That mix is how management expects Group gross margin to improve as volume moves inside the brand.

●	It sets the premium standard in Hong Kong, then takes it to the Mainland. Pricing, packaging and public materials stay on the Care U tariff. This is not a discount clinic. The Central Clinic is the quality signal for insurer preferred-provider talks, corporate plans and medical referral. Scale is outreach — home visits, CCSV and post-acute care delivered where seniors live. Once that Hong Kong standard is running, the same central-clinic-plus-outreach model is the template for the Greater Bay Area and other Mainland cities, alongside Care U’s existing home-nursing work, including the Shandong MOU announced on 1 September 2026.

CEO Commentary

“Care U’s outreach was built on nursing. That is the experience,” said Mr. Jeffrey Chan, Chief Executive Officer of Click Holdings. “The clinic adds rehabilitation to that nursing, so the senior gets a tailor-made recovery service — nursing and rehab, at home or in the centre — under one name. Post-stroke is one case, not the product. The clinic is already seeing patients. We are not waiting to build it, and we are not discounting it. Keeping that physiotherapy inside the Group is how margin starts from day one.”

“Hong Kong is where we set the standard. Families and insurers get a Care U they can walk into, and most of the hours still go to the client. That is the model we intend to take into Mainland China.”

How it goes live

The clinic is already seeing patients. Upon completion, it will continue operating in the same premises under the Care U name as the Group’s Central Clinic. Care U’s nursing services, home visits, and rehabilitation will then be integrated into a single platform, with employed physiotherapists moving between the clinic and clients. There is no fit-out required, ensuring zero interruption of service.

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200